Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Perez	Eduardo Rendon	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES NEW CONVERSION RATE

FOR CONVERTIBLE NOTES DUE 2020

MONTERREY, MEXICO. JUNE 19, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, as a result of the payment of the first installment of the cash dividend, approved at CEMEX, S.A.B. de C.V.’s General Ordinary Shareholders’ Meeting held on March 28, 2019, the conversion rate of both series of CEMEX’s optional convertible subordinated notes due 2020 (the “2020 Convertible Notes”) will be adjusted accordingly. The new conversion rate for the 2020 Convertible Notes will be 91.9515 ADSs per U.S.$1,000 principal amount of 2020 Convertible Notes, equivalent to a conversion price of approximately U.S.$10.8753 per ADS.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.